FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SANDY FLOCKHART TO RETIRE FROM
HSBC HOLDINGS BOARD

Sandy Flockhart will retire as a non-executive Director of HSBC Holdings plc, and from his position as Chairman of HSBC Bank plc, and as a Director of HSBC Bank Middle East Ltd on 31 July 2012.

Sandy Flockhart previously stepped down as an executive in April 2012 after a long career with HSBC, most recently as Chairman of HSBC's operations in Europe, the Middle East and Africa and, prior to that, Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited and President and Group Managing Director with responsibility for Latin America and the Caribbean. He also served as Chief Executive Officer in Mexico, Managing Director in Saudi Arabia, Chief Executive Officer in Thailand and Chairman of HSBC Malaysia.

Douglas Flint, Group Chairman, said: "We are extremely grateful to Sandy for his dedicated and loyal service to HSBC over 37 years including the last four years on the HSBC Holdings Board and wish him well for the future, particularly in his continuing fight against cancer."

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

Supplementary Information

There are no matters relating to A A (Sandy) Flockhart's retirement that need to be brought to the attention of the shareholders of the Company.

Media enquiries to:
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

1.The Board of Directors of HSBC Holdings plc as at the date of this announcement is:

S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†, R A Fairhead†, D J Flint, A A Flockhart*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, N R N Murthy†, Sir Simon Robertson† and J L Thornton†.

† Independent non-executive Director
* Non-executive Director

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,637bn at 31 March 2012, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 12 July 2012